SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Gigamon Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

37518B102
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518B102	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37518B102	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37518B102	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37518B102	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No.2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On December 27, 2017, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Newco.

At the Effective Time, each Share outstanding as of immediately prior to the Effective Time, subject to certain exceptions, was cancelled and extinguished and automatically converted into the right to receive the Merger Consideration. Immediately prior to the Effective Time, the Elliott Funds contributed their Shares to Newco for cancellation at the Effective Time for no consideration.

The Voting Agreement terminated in accordance with its terms upon the consummation of the Merger.

Pursuant to the Merger Agreement, at the Effective Time, each of the former members of the Board of Directors of the Issuer resigned, and Jesse Cohn and Isaac Kim, who were the directors of Merger Sub immediately prior to the Effective Time, became the sole directors of the Issuer. The officers of the Issuer immediately prior to the Effective Time continued as officers of the Issuer following the Merger.

At the Effective Time, the Issuer's certificate of incorporation, as in effect immediately prior to the Merger, was amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub, and Merger Sub's bylaws, as in effect immediately prior to the Merger, became the bylaws of the Issuer.

Upon the closing of the Merger, the shares of Common Stock that previously traded under the ticker symbol "GIMO", ceased trading on, and were delisted from, the New York Stock Exchange. In addition, the shares will be deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement and the Voting Agreement, which were filed by the Issuer as Exhibit 2.1 and 99.1, respectively, to the Issuer's Current Report on Form 8-K filed on October 26, 2017.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a), (c) and (e) are hereby amended and restated as follows:

(a) As a result of the consummation of the Merger on December 27, 2017, as of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 0% of the shares of Common Stock outstanding. Elliott, Elliott International and EICA will indirectly retain a controlling interest in the Issuer.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 0 shares of Common Stock outstanding immediately following the consummation of the Merger, as disclosed directly to the Reporting Persons by the Issuer.

As of the date hereof, Elliott beneficially owned 0 shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

CUSIP No. 37518B102	Schedule 13D/A	Page 6 of 6 Pages

As of the date hereof, Elliott International beneficially owned 0 shares of Common Stock, constituting approximately 0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 0 shares of Common Stock beneficially owned by Elliott International, constituting approximately 0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 0 shares of Common Stock, constituting approximately 0% of the shares of Common Stock outstanding.

(c) Except for the transactions described in Item 4 of this Amendment No. 2, no transactions in the shares of Common Stock were effected since the filing of Amendment No. 1 by the Reporting Persons, and, to the best of the knowledge of the Reporting Persons, by any of the other persons listed in Item 2 of this Schedule 13D.

(e) December 27, 2017.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On December 27, 2017, all of the Derivative Agreements previously described in this Item 6 terminated in accordance with their terms. As a result, the Reporting Persons no longer have economic exposure to any shares of Common Stock through such agreements.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 27, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS
INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President